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For the first time in America, a soccer club offers fans true ownership

chattanoogafc.com Chattanooga Sports

Highlights

1. This is a limited opportunity to own an equity stake in Chattanooga Football Club. Supporter shares are limited to 8,000. This is real equity with real rights—each share comes with life-long voting rights and special owner privileges.

2. We have inspired dozens of community-based clubs throughout the United States, giving them hope that soccer can thrive in places we never thought possible. A successful raise will set an example and pave the way for other clubs and cities across America.

3. By becoming an owner, you're not just investing in the local soccer community, as shareholder of a benefit corporation, you're buying a piece of U.S. soccer history.

4. You can buy a share for yourself, your family, or your friends. For kids, team ownership is a gift that lasts a lifetime.

5. Chattanooga Football Club shares have financial rights and come with voting privileges, investor updates, and special owner perks.

6. We are well-established. Our loyal fan base has drawn the highest total attendance in the National Premier Soccer League over the last ten years—averaging more than 4,000 fans per game in 2017. We have set many amateur soccer attendance records, includin

Our Team

Sheldon Grizzle Co-Founder / Board Member

Sheldon is passionate for creating community with entrepreneurial principles in all aspects of life.

Tim Kelly Chairman of the Board, Co-Founder, Board Member

Tim is the CEO of Kelly Subaru and Southern Honda Powersports and startups Zipflip and SocialBot.

Marshall Brock Co-Founder, Board Member

Marshall Brock is a Wealth Advisor at Keel Point. He also founded Clumples Ice Cream Co.

Krue Brock CoFounder, Board Member, Director Foundation

Executive Director of the CFC Foundation, a community investor and teacher of mathematics.

Thomas Clark Co-Founder, Board Member

Thomas is Director of Project Management for Lamp Post Properties

Daryl Heald Co-Founder, Board Member

Daryl is Founder of Generosity Path: building generous individuals in the global financial capitals.

Paul Rustand Secretary, Co-Founder, Board Member

Paul is CEO of Widgets & Stone, award-winning creative agency. Design with results.

Peter David Woolcock Director of Game Day Operations; Ticketing

Reed Farnsley Director of Ticketing and Camps

David Smotherman Director of Merchandise

Charlie Milburn Social Media and Public Relations Manager

Bill Elliott Head Coach; General Manager

Peter Fuller Associate Head Coach

Olivier Bruno LEMAITRE Finance and Operations

Sean Burney Lead Designer

Katherine Wilson Director of Sponsorships



Jeremy Alumbaugh Managing Director

Managing Director for Chattanooga Football Club

Tina Marx Controller

Davis GRIZZARD